787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

September 26, 2016

Via Edgar

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Fidelity National Information Services, Inc. Form 10-K for the fiscal year ended December 31, 2015 Filed February 26, 2016 Form 8-K filed July 26, 2016 File No. 01-16427

Dear Ms. Thompson:
On behalf of Fidelity National Information Services, Inc. (“FIS” or the “Company”), we hereby submit the following responses to the comment letter dated September 12, 2016, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K of Fidelity National Information Services, Inc. for the fiscal year ended December 31, 2015 and Form 8-K filed July 26, 2016. To assist your review, we have retyped the text of those comments below.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 33

1.
Please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. In this regard, please consider expanding [y]our current disclosure to include a qualitative and quantitative analysis of the sensitivity of reported

NEW YORK WASHINGTON HOUSTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh

September 26, 2016

results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.
The Company has reviewed its Critical Accounting Policies disclosure in light of the Staff’s comment. Below, the Company has provided additional detail about the specifics of the judgments or assumptions that are used in its Critical Accounting Policies and the important factors that the Company considers in making such judgments. Certain accounting policies which the Company deems to be critical, such as revenue recognition and accounting for income taxes, relate more to the important judgments or assumptions that are required to apply the accounting policy rather than to the use of a numerical estimate. For other critical accounting policies that involve a numerical estimate, the Company has provided additional qualitative and quantitative discussion about the nature of the estimates and the potential impact that the use of a different numerical estimate could have on the Company’s financial position or results of operations. However, given the nature of its critical accounting policies, FIS does not believe a sensitivity analysis would be meaningful to its investors.
Based on the foregoing, the Company intends to modify, for each critical accounting policy, the disclosure in its Form 10-K for the year ended December 31, 2016 as follows:
Revenue Recognition
The Company generates revenues from the delivery of bank processing, credit and debit card processing services, other payment processing services, professional services, software licensing, software as a service ("SaaS"), cloud revenue and software related services. Revenues are recognized when evidence of an arrangement exists, delivery has occurred, fees are fixed or determinable and collection is considered probable. Each of these primary revenue recognition criteria requires exercising an appropriate level of judgment. We are frequently a party to multiple concurrent contracts with the same client. These situations require judgment to determine whether the individual contracts should be aggregated or evaluated separately for purposes of revenue recognition. In making this determination, we consider the timing of negotiating and executing the contracts, whether the different elements of the contracts are interdependent and whether any of the payment terms of the contracts are interrelated. Our individual contracts also frequently include multiple elements. We must apply judgment in these circumstances in determining whether individual elements can be considered separate units of accounting or should instead be accounted for in combination with other deliverables. Judgment is also required in ascribing fair value to each deliverable for purposes of allocating consideration.
For certain agreements, we use contract accounting if the arrangement with the customer includes significant customization, modification, or production of software. For these arrangements, we use the percentage-of-completion method, which requires the use of reasonable estimates of total revenues and contract hours. These estimates are revised and updated at each reporting period. Additionally, a small percentage of revenues, including some equipment sales and merchant interchange fees, is recognized on a net-of-cost basis because the Company is not the primary obligor, among other

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criteria. The determination of gross versus net recognition requires judgment in evaluating the Company’s contractual obligations to the customer.
Due to the large number, broad nature, and average size of individual contracts we are party to, the impact of judgments and assumptions that we apply in recognizing revenue for any single contract is not likely to have a material effect on our consolidated operations or financial position. However, the broader accounting policy assumptions that we apply across similar arrangements or classes of clients could significantly influence the timing and amount of revenue recognized in our historical and future results of operations or financial position. Additional information about our revenue recognition policies is included in Note 2 to the Consolidated Financial Statements.
Computer Software
Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life, ~~and software~~ which is generally three to five years. Software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, which is three to 10 years. The determination of fair value as part of a business combination purchase price allocation is complex and requires significant judgment. For any material acquisition, we engage independent valuation specialists to assist in making fair value determinations. The valuation technique most often applied for acquired software is a relief from royalty, income approach. This approach requires forecasts, estimates, and assumptions about future revenue streams, appropriate royalty rates, and the rate at which the underlying technology becomes obsolete. In addition, the income approach requires the use of risk adjusted discount rates and estimated future tax rates. As of December 31, 2016 and December 31, 2015, computer software, net of accumulated amortization, was $XX billion and $1.6 billion, respectively, and amortization of computer software was $XX million, $229 million, and $210 million for the years ended December 31, 2016, 2015, and 2014, respectively. Balances related to acquired software represent a significant portion of these balances, particularly for the periods after the acquisition of SunGard, which resulted in acquired software of $674 million.
The capitalization of software development costs is governed by FASB ASC Subtopic 985-20 if the software is to be sold, leased or otherwise marketed, or by FASB ASC Subtopic 350-40 if the software is for internal use. After the technological feasibility of the software has been established (for software to be marketed), or at the beginning of application development (for internal-use software), software development costs, which include primarily salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility (for software to be marketed), or prior to application development (for internal-use software), are expensed as incurred. Evaluating whether technological feasibility has been achieved requires the use of management judgment.
Software development costs are amortized on a product-by-product basis commencing on the date of general release of the ~~products~~ solutions (for software to be marketed) or the date placed in service (for internal-use software). Software development costs for software to be marketed are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to 10 years, or (2) the ratio of current revenues to total anticipated revenues over its useful life.

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In determining useful lives, management considers historical results and technological trends that may influence the estimate. Useful lives for all computer software range from three to 10 years.
We also assess the recorded value of computer software for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset (for software to be marketed). There are inherent uncertainties in determining the expected useful life or cash flows to be generated from computer software. For the years ended December 31, 2016, 2015 and 2014, respectively, we have not had more than minimal charges for impairments of software. While we have not historically experienced significant changes in these balances due to changes in estimates, our results of operations could be subject to such changes in the future.
Purchase Accounting, Goodwill and Other Intangible Assets
We are required to allocate the purchase price of acquired businesses to the assets acquired and liabilities assumed in the transaction at their estimated fair values. The estimates used to determine the fair value of long-lived assets, such as intangible assets, are complex and require a significant amount of management judgment. We generally engage independent valuation specialists to assist us in making fair value determinations.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we are required to record provisional amounts in the financial statements for the items for which the accounting is incomplete. Adjustments to provisional amounts initially recorded that are identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. This includes any effect on earnings of changes in depreciation, amortization, or other income effects as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. During the measurement period, we are also required to recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends the sooner of one year from the combination date or when we receive the information we were seeking about facts and circumstances that existed as of the acquisition date or we learn that more information is not obtainable.
We are also required to estimate the useful lives of intangible assets to determine the amount of acquisition-related intangible asset amortization expense to record in future periods. We periodically review the estimated useful lives assigned to our finite-lived intangible assets to determine whether such estimated useful lives continue to be appropriate. Additionally, we review our indefinite-lived intangible assets to determine if there is any change in circumstances that may indicate the asset’s useful life is no longer indefinite.
Goodwill represents the excess of cost over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill and other intangible assets with indefinite useful lives should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment. FASB ASC Topic 350 allows an entity first to assess qualitatively whether it is more likely than not that a reporting unit's carrying amount exceeds its fair

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value, referred to in the guidance as "step zero." If an entity concludes that it is more likely than not that a reporting unit's fair value is less than its carrying amount (that is, a likelihood of more than 50 percent), the "step one" quantitative assessment must be performed for that reporting unit. ASC Topic 350 provides examples of events and circumstances that should be considered in performing the "step zero" qualitative assessment, including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, events affecting a reporting unit or the entity as a whole and a sustained decrease in share price.
In applying the quantitative analysis, we determine the fair value of our reporting units based on a weighted average of multiple valuation techniques, principally a combination of an income approach and a market approach. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. If the fair value of a reporting unit exceeds the carrying value of the reporting unit’s net assets, goodwill is not impaired and further testing is not required. We engaged independent specialists to perform valuations of our reporting units effective January 1, 2015 in conjunction with our re-segmentation, and prior to that in 2012 as part of our annual impairment test. There was a substantial excess of fair value over carrying value for each of our reporting units in both the 2015 and 2012 independent valuations.
We assess goodwill for impairment on an annual basis during the fourth quarter using a September 30th measurement date unless circumstances require a more frequent measurement, as was the case in the first quarter of 2015. For each of 2015, 2014 and 2013, we began our annual impairment test with the step zero qualitative analysis. In performing the step zero qualitative analysis for each year, examining those factors most likely to affect our valuations, we concluded that it remained more likely than not that the fair value of each of our reporting units continued to exceed their carrying amounts. Consequently, we did not perform a step one quantitative analysis specifically for the purpose of our annual impairment test in any year presented in these financial statements.
We also estimate the fair value of acquired intangible assets with indefinite lives and compare this amount to the underlying carrying value annually. Similar to the ASC Topic 350 guidance for goodwill, ASC Section 360-10-35 allows an organization to first perform a qualitative assessment of whether it is more likely than not that an intangible asset has been impaired.
We engaged independent specialists to perform a valuation of our indefinite lived intangible assets in 2015, and prior to that in 2012, using a form of income approach valuation known as the relief-from-royalty method. For 2015, we proceeded directly to a step one quantitative analysis. There was a substantial excess of fair value over carrying value for each of our indefinite lived intangible assets in the 2015 independent valuations. For 2014 and 2013, we began our assessment of indefinite lived intangibles with the step zero qualitative analysis because there was a substantial excess of fair value over carrying value for each of our indefinite-lived intangible assets based on the 2012 valuation. Based upon the results of these assessments, there were no indications of impairment, except for one trademark with nominal value in 2013.
Determining the fair value of a reporting unit or acquired intangible assets with indefinite lives involves judgment and the use of significant estimates and assumptions, which include assumptions regarding forecasted revenue growth rates, operating margins, capital expenditures, tax rates and other

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factors used to calculate estimated future cash flows. In addition, risk-adjusted discount rates and future economic and market conditions and other assumptions are applied. Goodwill was $XX billion and $14.7 billion as of the years ended December 31, 2016 and December 31, 2015, respectively, and indefinite lived intangibles was $XX million and $81 million as of the years ended December 31, 2016 and 2015, respectively. As a result, a meaningful change in one or more of the underlying forecasts, estimates, or assumptions used in testing these assets for impairment could result in a material impact on the Company’s results of operations and financial position. However, because there was a substantial excess of fair value over carrying value in each of our previous independent valuations, we believe the likelihood of obtaining materially different results based on a change in assumptions is low.
Accounting for Income Taxes
As part of the process of preparing the Consolidated Financial Statements, we are required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and financial reporting purposes. These differences result in deferred income tax assets and liabilities, which are included within the Consolidated Balance Sheets. Management uses best estimates and assumptions available during this process.
We must then assess the likelihood that deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase or decrease this allowance in a period, we must reflect this increase or decrease as an expense or benefit within income tax expense in the Consolidated Statements of Earnings. We consider history of losses, forecasted earnings, statutory usage limitations of the deferred tax asset and possible tax planning strategies in determining whether or not we believe a valuation allowance is necessary.
Determination of the income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, changes in the geographic mix of revenues or in the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period. We also receive periodic assessments from taxing authorities challenging our positions that must be taken into consideration in determining our tax reserves. Resolving these assessments, which may or may not result in additional taxes due, may also require an extended period of time. We believe our tax positions comply with applicable tax law and we adequately account for any known tax contingencies. We reserve for uncertain tax positions using a two-step process. First we determine if the tax position meets the more likely than not recognition threshold based on all available evidence and second, we estimate the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determination of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income or cash flows in the period that a determination is made.
Consolidated Results of Operations
Processing and Services Revenues, page 37

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2.
We note the increase in fiscal 2015 revenue was attributable to incremental revenues from the acquisitions of SunGard, Clear2Pay, and Reliance, as well as card production activities associated with the roll-out of EMV cards and growth in digital solutions and in core banking and these increases were partially offset by the loss of a major customer in the prior year period and the divestiture of your gaming industry check warranty business. Where you identify two or more business reasons that contribute to a material change in the financial statement line item between periods, please clearly indicate to your readers the relative impact of each factor that you discuss. In this regard, we believe that quantifying the extent to which each material factor contributed to the overall change in that line item, such as increases from acquisitions versus the decline associated with the loss of a major customer, provides the clearest indication to your investors of the relative impact of each factor. To the extent material to an understanding of your revenues, please also address the impact of changes in prices, volume or other drivers for each of your products and services. Refer to Item 303(A)(3)(iii) of Regulation S-K and Section III.B of Securities Act Release 33-8350.

FIS has reviewed Item 303(A)(3)(iii) of Regulation S-K and Section III.B of Securities Act Release 33-8350. In 2015, the biggest impact on its revenues came from acquisitions, and in particular the SunGard acquisition. This will likely be the case in 2016 as well. The Company’s 2015 disclosure sought to make this point by putting acquisitions first, and listing SunGard as the first such acquisition. However, in future filings, FIS will make additional efforts to indicate to its readers the relative impact of all the factors that contribute to a material change in a financial statement line item between periods. This will include providing quantification and the impact of changes in prices and volumes where appropriate and necessary for a clear understanding of the Company’s results.
Segment Results of Operations, page 40

3.
We note management highlighted in the first quarter 2016 earnings release call various businesses that had strong organic revenue growth, such as Integrated Financial Solutions, Banking and Wealth, Global Financial Solutions, Institutional and Wholesale business, and the Public Sector and Education business. To the extent material, please consider separately quantifying and discussing the impact of these business operations on your results, particularly on your sales and operating margin, as well as known material trends related to these businesses.

To the extent that one or more of FIS’s major offerings or business lines is a material driver of revenue or operating margin changes, the Company incorporates those impacts into its discussion of segment results, and will continue to do so in the future, consistent with the Company’s response to Comment #2, including providing quantification where appropriate and necessary for a clear understanding of the Company’s results. For example, the increase in Integrated Financial Solutions revenue for 2015 in comparison to 2014 is partially driven by growth in digital and risk solutions, as cited in FIS’s 2015 Form 10-K. In connection with the Staff’s comment, it is important to note that FIS’s definition of organic revenue growth as used in its earnings call adjusts for the impact of acquisitions, thus comparing an actual 2016 amount to a pro-forma adjusted amount for 2015. As a result, on a GAAP basis as discussed in the Segment Results of Operations, the organic growth associated with the

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Banking and Wealth, Institutional & Wholesale, and Public Sector and Education business lines was not a material factor in FIS’s segment revenue growth for the years ended 2015, 2014, and 2013 because the business line did not exist at FIS until the SunGard acquisition or was significantly smaller.
Integrated Financial Solutions, page 40

4.
We note the increase in revenue for IFS was partially offset by the net reporting of revenue associated with a change in vendor in your loyalty business. Please summarize for us how you concluded gross reporting of revenue was previously appropriate under GAAP and describe to us the circumstances that changed, leading you to report revenue on a net basis.

A specific contract with the loyalty business of FIS was previously concluded to be recognized on a gross basis through analysis of the criteria outlined within ASC 605-45-45. At the time, FIS was the primary obligor in the arrangement as FIS was responsible for the fulfillment and acceptability of the product including having the ability to select products and alter those selections at its sole discretion. FIS also had latitude in establishing pricing, had discretion in specific supplier selections and was involved in the determination of the product or service specifications prior to the products going to market. These indicators led FIS to conclude upon gross reporting.
In 2015, FIS changed vendors for the loyalty business; therefore, revenue reporting was assessed under the terms of the new agreement. Under the agreement with the new vendor, FIS was not the primary obligor as the vendor, and not FIS, is responsible for the day-to-day selection, acceptability, and fulfillment of the product and FIS is no longer involved in the determination of the product specifications. The vendor is engaged in the business of providing the technology, coordination of and selection of suppliers required for rewards and incentive program fulfillment services, causing FIS to play a less active role. These changes in key indicators led FIS to conclude that net treatment is appropriate under this new arrangement.
Liquidity and Capital Resources
Cash Flows from Operations, page 41

5.
Please provide a more informative analysis and discussion of operating cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 Section IV.B of SEC Release No. 33-8350.

FIS has historically generated positive cash flow from operations. For each of the three years ended December 31, 2015, the Company’s net cash provided by operating activities consisted principally of net earnings, adjusted to add back depreciation and amortization. Other net activity was relatively minor by comparison, and represented only 16%, 14% and 7% of cash provided by operating activities for 2015, 2014 and 2013, respectively. FIS’s disclosure in the 2015 Form 10-K focused on the larger

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of these latter net activity changes without addressing the broader source of the majority of its operating cash flow.
The Company intends to preface its discussion of operating cash flows in future filings by highlighting that the principal source is net earnings, plus depreciation and amortization, and by addressing the underlying reasons for and implications of any significant changes from period to period in those or other material items, if any, to the extent not otherwise discussed in other sections of the MD&A.
Consolidated Statement of Earnings, page 50

6.
Your consolidated statements of earnings include one revenue line item labeled “processing and services revenues.” In light of the SunGard acquisition, tell us what consideration you gave to separately presenting revenue from the sale of software, revenue from professional services, and associated costs and expenses, apart from processing and services revenues. In this regard, we note SunGard had previously disclosed within their segment footnote that they categorize revenue into three categories for software, SaaS and cloud, and services revenues. We also note your disclosure on page 60 of processing services revenues, professional services revenues, and license and software related revenues and that professional services revenue as a percentage of total revenues were 14%, 15%, and 12% in 2015, 2014, and 2013, respectively. Refer to Rules 5-03(1) and (2) of Regulation S-X.

Rule 5-03(1) states, in part:
“State separately (a) net sales of tangible products (gross sales less discounts, returns and allowances); (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues.”
SunGard’s operating model has historically included a higher percentage of license revenue than does FIS’ model. However, because the acquisition closed on November 30, 2015, only one month of their revenues were included in FIS’s consolidated revenues for 2015. As indicated on page 61, software license revenue and related post-contract customer support (PCS) represented approximately 9%, 7% and 8% of total revenues in 2015, 2014 and 2013, respectively, with over 65% of the revenue representing PCS revenue. Net of the PCS services, software licenses alone accounted for only 3% of total consolidated revenues. The Company will continue to monitor the relationship of license revenue to total revenues in future filings and consider whether separate disclosure is warranted.
With respect to all other revenues, the Company has considered the Rule 5-03(1) guidance above and has determined that substantially all of its revenues are earned by providing services to customers, whether they are processing services, professional services, software as a service, PCS or other classes of services. While FIS gives more disclosure about the classes of services it provides on page 60 of the 2015 Form 10-K, and intends to provide similar disclosure in the future, FIS does not believe that separately categorizing and quantifying these classes of services on the consolidated statements of earnings is required or would significantly enhance the information provided to its investors.

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7.
We note from your footnote disclosure on page 60 that in certain arrangements you appear to recognize revenue on a net basis. If so, please revise the title of the revenue line item to indicate revenue is reported on a net basis.

Almost all of FIS’s revenues are recognized on a gross basis. Only an immaterial percentage is recognized on a net basis (less than 5% of overall revenues for 2015). Therefore, FIS believes that the current description is appropriate, and no indicator of gross or net should be included on the statements of earnings. Furthermore, the footnote disclosure accurately describes the Company’s recognition of revenue on a gross and net basis for its various solutions.
(6) Acquisition, page 66

8.
We note your statement, “SunGard’s policies and practices surrounding software development and capitalization of related costs differed from those used by FIS and will be conformed to those of FIS prospectively. As a result, FIS expects that more development costs will qualify to be capitalized than SunGard has recorded historically.” Citing for us your basis in GAAP, please explain to us why you expect more development costs will qualify to be capitalized.

As stated at ASC 985-20-55-5:
“Paragraph 985-20-25-2(a) specifies three criteria relating to the detail program design to be satisfied before capitalization begins. Entities whose software product process fits the description in that paragraph should look to that paragraph for the applicable technological feasibility criteria. However, if the three criteria in that paragraph are not met until a working model is completed, this Subtopic requires capitalization to begin upon completion of the working model and satisfaction of the other criteria in paragraph 985-20-25-2(b).”
Further, interpretive guidance provided by Ernst & Young in their October 1992 monograph Accounting for Software Costs: Practice Under FASB Statement No. 86 states:
“Q39. Can an existing product constitute a “working model” for purposes of capitalizing costs applicable to an enhancement?
“A.    Yes. If the nature of the enhancement is relatively minor (but more substantial than bug fixes and routine changes and additions which are expensed as maintenance costs) and makes no change in any of the major functions of the product and technological feasibility is assured, an existing product can constitute a working model for purposes of capitalizing costs applicable to an enhancement. However, if the nature of the enhancement is other than minor, the technological feasibility of the enhancement will need to be separately established for that enhancement.”
FIS’s policy and software product process requires the completion of a detail program design for new solutions, major enhancements to existing solutions and high risk development issues (e.g., novel, unique, unproven functions and features of technological innovations) within minor enhancements. For projects that are deemed to be minor enhancements, the current release of an existing solution is used as the working model based upon the above interpretive guidance.

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SunGard grew by acquisition and its software development teams, process, archival requirements, and procedural controls to capture and quantify the work effort by project were decentralized prior to 2014. Development teams used varying sets of design documents and SunGard had not established a standard process or archival requirements. Consequently, SunGard required the completion of the working model prior to the commencement of capitalization. Further, SunGard had not applied the above interpretive guidance for minor enhancements and commenced capitalization only upon completion of an entirely enhanced working model.
SunGard undertook to centralize the process of gathering, approving and quantifying the data related to project work efforts in 2015, implementing enhanced standards and controls. Upon completion of FIS’s acquisition of SunGard, FIS instituted for all legacy SunGard businesses FIS’s policy requirements for completion of a detail program design for new applications and major enhancements and conformed the policy for the use of working models for minor enhancements. These changes in policy and practice enable capitalization of costs to begin earlier in the development process, which is expected to result in greater capitalization of costs.
(18) Segment Information, page 83

9.
We note your acquisition of SunGard on November 30, 2015. Further, we note you initially included SunGard in the GFS segment in the fiscal 2015 Form 10-K and reclassified certain SunGard businesses into different reportable segments in the March 31, 2016 Form 10-Q. Please tell us, and revise to disclose, the specific factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21a. As part of your response, please also address the following:

•	Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.

•	Identify and describe the role of each of your segment managers.

•
Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

•	Tell us who is held accountable for each major business and the title and role of the person this individual reports to in the organization.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

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•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

•	Tell us what you have identified as your operating segments and whether any of those segments have been aggregated into your reportable segments.
For the years covered in the 2015 Form 10-K, and continuing into 2016, the primary basis of organizing FIS’s reportable segment structure is differentiation between customer type or market served, with Integrated Financial Solutions (“IFS”) focused on North American regional and community banks and Global Financial Solutions (“GFS”) serving the needs of large, global financial institutions and financial services companies as well as international markets. Beginning with the first quarter of 2016, the Corporate and Other segment has been expanded to include certain business lines that the Company considers non-strategic and thus are not included in the primary operating and reportable segments. The combined revenue, adjusted EBITDA and assets of these non-strategic businesses falls well below the reportable segment quantitative thresholds outlined in ASC 280.
On November 30, 2015, the Company completed the largest acquisition in its history when it acquired SunGard. The SunGard acquisition required that FIS reevaluate its organizational structure and how best to view the business for the purposes of allocating resources and analyzing results. Knowing that the Company fully intended to integrate the SunGard businesses into the existing FIS operating structure, the Company did not believe that it would be appropriate to make SunGard into a separate reportable segment in the 2015 Form 10K. As a result, in the abbreviated period between the SunGard acquisition and the finalizing of its annual financial statements for filing on Form 10-K, FIS believed that the aggregation of the SunGard businesses within the GFS reportable segment was consistent with the objectives and basic principles of ASC 280, specifically the management approach as described within the accounting guidance. By evaluating the aggregation criteria provided in ASC 280-50-10-11, FIS concluded that there were significant similarities between SunGard and its GFS reportable segment, which did not exist between SunGard and FIS’s IFS reportable segment. As a result, the Company included SunGard in its GFS reportable segment for year-end 2015.

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During the first quarter of 2016, the Company continued the post-SunGard evaluation of its organizational and reporting structure and ultimately reclassified certain SunGard businesses out of GFS and into IFS as well as its Corporate and Other segment.1 Beginning with the Form 10-Q for Q1 2016, FIS’s reportable and operating segments are as follows:
The evaluation included an analysis of many factors including all of the factors for which responses are requested and provided below:

•
As described in ASC 280-10-50-5, the function of the Chief Operating Decision Maker (CODM) is to allocate resources and assess the performance of the segments of the public entity. The Company has identified its CODM as its President and Chief Executive Officer, Mr. Gary Norcross. Mr. Norcross, in his capacity as CEO, is the ultimate arbiter of where resources (financial, human, etc.) should be allocated within the Company. He does not use a group or committee to finalize his decisions and he has the authority to allocate any and all resources outside of certain significant transactions that require approval of the Board of Directors. Mr. Norcross’ direct reports include FIS’s two Co-Chief Operating Officers, the CEO of its Capco Consulting business, its Chief Financial Officer, its Chief Administrative Officer, and its Chief Risk Officer (“Executive Leadership

1 Following the filing of FIS’s Form 10-Q for the first quarter of 2016, it filed a current report on Form 8-K on June 2, 2016, that included its audited financial statements for 2015, presented on the basis of the 2016 segment structure.

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Team”). Although Capco is a smaller business than those run by FIS’s two Co-Chief Operating Officers, one of the conditions from the Capco acquisition was that the head of Capco be a direct report of FIS’s CEO; as a result, this is reflected in the Capco CEO’s employment agreement despite the fact that Capco accounted for less than 8% of FIS’s total revenues in 2015.

•
The Company has identified its segment managers, as described in ASC 280-10-50-7, as its two Co-Chief Operating Officers. Each of these individuals is accountable for their respective components of the business, reporting directly to and maintaining regular contact with FIS’s CODM.

•
FIS’s Executive Leadership Team meets weekly to review the business and they also receive monthly financial results by segment. Monthly segment financial results provided to the Executive Leadership Team include revenue, adjusted EBITDA, and capital expenditures, including comparisons to budget and the most current forecast.

•
One of FIS’s Co-Chief Operating Officers is responsible for the IFS operating and reportable segment. Additionally, he has responsibility for the International Banking & Payments operating segment. FIS’s other Co-Chief Operating Officer is responsible for Institutional & Wholesale, which is the largest operating segment within the GFS reportable segment.

•
The Company’s CODM is provided monthly financial results by operating and reportable segment that includes revenue and adjusted EBITDA. Additional detail by business line (consisting primarily of a solution or group of solutions) is provided in an appendix to the monthly report.

•	The Company’s Board of Directors is provided quarterly financial results by reportable segment that include revenue and adjusted EBITDA.

•
Budgets are prepared at the direction of FIS’s CFO, who sets targets by operating segment to begin the annual process. Budgets are built from the bottom up at each business line level and are approved and submitted by the segment managers to the CFO and CODM. The CFO and CODM approve the budget at the reportable segment level and subsequently submit the approved budget to the Board of Directors for final approval. The CODM does not directly change the budget, but does influence the targets.

•
The CODM and the CFO review monthly actual to budget and actual to forecast results, and specifically review segment results with the Executive Leadership Team, including each of FIS’s segment managers. Business line level detail is provided; however, results are evaluated and discussed at both the reportable and operating segment levels.

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•	Incentive compensation plans for the individuals that report directly to the CODM are based on total Company results in comparison to budget.

•
The Company has identified three operating segments. IFS is both an operating and reportable segment. GFS is a reportable segment with two aggregated, underlying operating segments: Institutional & Wholesale and International Banking & Payments. The GFS operating segments are focused on delivering solutions that enable FIS’s customers (global and international financial institutions) to meet the various needs of their different classes of customers.

•
To determine FIS’s reportable segments, the Company performed an analysis of the economic characteristics of each underlying operating segment and the aggregation criteria outlined in ASC 280-10-50-11 and determined that Institutional & Wholesale and International Banking & Payments met the criteria for aggregation. Specifically, FIS concluded these two operating segments exhibited similarities in the following areas:

▪
Economic Characteristics – ASC 280 specifically mentions similar long-term average margins as a key factor in assessing similar economic characteristics. For FIS, management performance is measured on adjusted EBITDA, which is also a key profit metric used to provide guidance to the investment community. Institutional & Wholesale and International Banking & Payments exhibit similar historical adjusted EBITDA margins (for 2015, Institutional & Wholesale was 29% and International Banking & Payments was 24%, as compared to IFS’s margins of 40%), and based on the most current, board approved five-year plan, adjusted EBITDA margins for both operating segments are expected to continue to improve at similar rates over time as the workforce becomes more globalized and as the Company builds scale by focusing on providing integrated solution sets. Furthermore, the Company expects similar revenue growth rates for both operating segments as cross-selling of Institutional & Wholesale products into the International Banking & Payments customer base increases. Additional factors that are indicative of economic similarities include the overlap in many international geographical locations that results in Institutional & Wholesale and International Banking & Payments being similarly affected by the competitive landscapes in which they do business, currency fluctuation impacts, and geo-political conditions (e.g. Brexit). Principal drivers of growth for both Institutional & Wholesale and International Banking & Payments include increased technology budgets of and outsourcing of technology services and solutions by global and international financial institutions, which has resulted in these operating segments having similar business fluctuations in the past and is expected to continue in the future.

▪
The Nature of Products and Services – The nature of the solutions and services that FIS sells to its customers is similar across each of its operating segments. The Company provides technology-based solutions, typically in the form of software or a hosted solution, and related professional services (to integrate, customize and/or localize those solutions) that enables its customers to process and record the financial transactions of their customers. The GFS reportable segment is similar in nature to stand-alone comparable global companies, including, but not limited to, DST Systems Inc., Broadridge Financial Solutions

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Inc., SS&C Technologies Holdings Inc., ACI Worldwide Inc., and Temenos (on the Swiss Exchange), in the solutions and services it provides to a similar customer base. The CODM looks at benchmarking data for companies such as these to understand how the GFS segment is performing against similar competition.

▪
The Nature of the Production Process – Other than the software development cycle, there is no production process related to the material solutions and services that FIS provides to its customers. It is worth noting, however, that there are common development principles and processes designed to complement and benefit each segment with research and development projects and strategy. Additionally, there is a large amount of technology and human resource sharing across the International Banking & Payments and Institutional & Wholesale operating segments.

▪
The Type or Class of Customer – The type of customer that FIS primarily sells its solutions and services to is similar across each of its operating segments, as discussed below. Many of the largest banks in the world have both retail and institutional operations. As such, they are the key customers for both the International Banking & Payments and Institutional & Wholesale operating segments. Many of the technology needs on the institutional side of these large banks are also technology needs for other types of financial services firms including non-bank asset managers, hedge funds, insurance companies, brokerages, private equity firms and other institutional investors. As a result, both International Banking & Payments and Institutional & Wholesale have significant customer overlap. The manner in which International Banking & Payments and Institutional & Wholesale customers purchase is very similar (individualized “in-house” products and solutions coupled with significant, related professional services), which leads to a similar “go to market” strategy and the potential for a common or interchangeable sales force.

▪
The Methods Used to Distribute Products or Provide Services – The manner in which FIS provides services to its customers is similar across the International Banking & Payments and Institutional & Wholesale operating segments, where the requirement for more localization and customization of “in-house” products and solutions (point solutions sold via a license and maintenance model) generally creates a greater need for significant consulting and professional services. Both International Banking & Payments and Institutional & Wholesale operating segments are expected to move toward more integrated, hosted solutions over time as international markets continue to develop, and as leveraged solutions become more common.

▪
The Nature of the Regulatory Environment – The Company’s overall regulatory environment is governed by many of the same rules and requirements that apply to financial institutions, and is very similar across operating segments. This is

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particularly true for International Banking & Payments and Institutional & Wholesale, based on overlapping geographical profiles. Each of these operating segments acts as a third party service provider to financial institutions and thus is subject to oversight and examinations by regulatory regimes. Specifically, as to the international and multinational components of International Banking & Payments and Institutional & Wholesale, there is greater emphasis on compliance with anticorruption laws including, but not limited to, the US Foreign Corrupt Practices Act and UK Anti-Bribery rules.

To improve the disclosure for the readers of FIS’s financial statements, the Company will incorporate the language below into the description of its GFS segment in the segments footnote in its future filings with the SEC: “We have two operating segments, International Banking & Payments and Institutional & Wholesale, which are differentiated by solution type and have been aggregated to form the Global Financial Solutions reportable segment. International Banking & Payments provides solutions designed to meet the needs of the retail banking customers of global and international financial institutions, while Institutional & Wholesale is focused primarily on providing non-retail solutions to the global financial institutions we serve.”

10.	With reference to ASC 280-10-50-40, please tell us how you considered providing revenues from external customers for each product and service or each group of similar products and services.
As addressed in Comment #6. above, the majority of the Company’s revenues are derived from various classes of services. The percentage breakdowns of total revenue are disclosed on pages 60-61 of the 2015 Form 10-K, together with qualitative information with respect to the types of solutions FIS markets and the revenue recognition methodologies employed. The Company has grouped its offerings in a way to inform its readers of the full complement of offerings FIS provides. Certain companies may provide only processing services or facilities management; others may provide only consultative professional services. Reporting the classes of revenue as FIS has enabled its readers to compare and contrast the Company’s operations to those of other companies.

11.
We note reference to revenues from outside of North America on page 85. We also note you disclose significant foreign pre-tax income from continuing operations on page 74. Given the apparent materiality of your foreign operations, tell us what consideration you gave to separately disclosing revenue from external customers attributed to all foreign countries and to individual foreign countries in accordance with ASC 280-10-50-41a.

In the first paragraph of footnote 2(n) on page 59 of FIS’s 2015 Form 10-K FIS states: “Revenue generated from contracts executed outside of our North American operations represented approximately 22%, 22% and 21% of total revenue in 2015, 2014 and 2013, respectively.” In its 2016 Form 10-K, FIS intends to add the following to its segments footnote: “Revenue generated from contracts executed outside of our North American operations represented approximately XX%, 22%, and 22% of total revenue in 2016, 2015, and 2014, respectively. FIS conducts business in over 130 countries, with no individual country outside of North America accounting for more than XX% of total revenue for the year ended December 31, 2016.” For your further information, no individual country

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outside of North America accounted for more than 6% of the total revenues for the year ended December 31, 2015. On page 85 of its 2015 Form 10-K, FIS provided the qualitative disclosure that revenues attributed to Brazil, the United Kingdom, France and Germany are among the highest for all countries in which it does business, but FIS does not believe they individually qualify as material, requiring quantitative disclosure.
Form 8-K filed July 26, 2016
Use of Non-GAAP Financial Information

12.	Please revise future earnings releases to explain in more detail why the presentation of each non-GAAP measure is useful to your investors.
The Company will revise future earnings releases to explain in more detail why its non-GAAP measures are useful to its investors.

13.
You appear to present a full non-GAAP income statement, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

The Company will update its future earnings releases as necessary to be consistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, and will revise Exhibit E to no longer present what could be viewed as a full non-GAAP income statement.

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*****************
Further, FIS acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
FIS would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you have any questions regarding this letter, please contact me at (212) 728-8088.

Very truly yours,

/s/ Robert S. Rachofsky

Robert S. Rachofsky

Enclosures

cc: James W. Woodall, FIS
Michael A. Nussbaum, FIS
Marc M. Mayo, FIS

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